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                                                                                                         Exhibit 12

          GENERAL AMERICAN TRANSPORTATION CORPORATION AND SUBSIDIARIES


               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                                   (UNAUDITED)
                        (In Millions, Except For Ratios)

                                                      Three Months Ended  Nine Months Ended
                                                         September 30        September 30
                                                      ------------------  -----------------
                                                        1997       1996    1997       1996
                                                      -------    -------  ------    -------


Earnings available for fixed charges:
     Net income ....................................   $  21.1  $  19.8 $   58.7  $   61.9

Add (deduct):
     Income taxes ..................................      10.8     10.5     30.8      30.2
     Equity in net earnings of affiliated companies,
         net of distributions received .............      (3.3)      .3     (7.4)     (7.0)
     Interest on indebtedness and amortization of
         debt discount and expense .................      30.2     32.7     89.7      87.6
     Amortization of capitalized interest ..........        .3       .3       .9        .9
     Portion of rents representative of interest
         factor (deemed to be one-third) ...........       6.8      6.1     20.4      17.7
                                                         -----    -----   ------    ------

Total earnings available for fixed charges .........   $  65.9  $  69.7 $  193.1  $  191.3
                                                         =====    =====   ======    ======

Fixed charges:
     Interest on indebtedness and amortization
         of debt discount and expense ..............   $  30.2  $  32.7 $   89.7  $   87.6
     Capitalized interest ..........................        .3      1.0       .7       3.5
     Portion of rents representative of interest
         factor (deemed to be one-third) ...........       6.8      6.1     20.4      17.7
                                                         -----    -----   ------    ------

Total fixed charges ................................   $  37.3  $  39.8 $  110.8  $  108.8
                                                         =====    =====   ======    ======

Ratio of earnings to fixed charges (A) .............     1.77x    1.75x    1.74x     1.76x



(A) The ratios of earnings to fixed charges represent the number of times "fixed charges" are covered by "earnings." "Fixed charges" consist of interest on outstanding debt and capitalized interest, one-third (the proportion deemed representative of the interest factor) of rentals, and amortization of debt discount and expense. "Earnings" consist of consolidated net income before income taxes and fixed charges, less equity in net earnings of affiliated companies, net of distributions received.

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